Exhibit 99.2

Focus Media Reports Second Quarter 2010 Results

SHANGHAI, China, August 23, 2010 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading digital media group, today announced its unaudited financial results for the second quarter ended June 30, 2010.

Highlights for Second Quarter 2010:

● Total net revenue for the second quarter of 2010 was $158.2 million, representing an increase of 27% from $124.9 million for the first quarter of 2010 and an increase of 22% from $129.5 million for the second quarter of 2009, of which:

■ aggregate net revenue from the LCD display network, in-store network and poster frame network was $108.6 million, which exceeded by approximately 8% the mid-point of the Company’s guidance range of $99-101.5 million. It represented an increase of 31% from $82.6 million for the first quarter of 2010 and an increase of 22% from $89.8 million for the second quarter of 2009;

■ aggregate net revenue from the movie theater and traditional outdoor billboard network and Internet advertising services was $49.5 million, which exceeded by approximately 13% the mid-point of the guidance range of $43-45 million. It also represented an increase of 17% from $42.2 million for the first quarter of 2010 and an increase of 25% from $39.7 million for the second quarter of 2009.

● GAAP net income attributable to Focus Media was $25.3 million, compared to net loss attributable to Focus Media of $1.0 million for the first quarter of 2010, and net loss attributable to Focus Media of $23.0 million for the second quarter of 2009.

● Non-GAAP net income attributable to Focus Media for the second quarter of 2010 was $44.3 million, also exceeding the mid-point of Company’s guidance range of $35.5-$37.5 million by 21%, compared to non-GAAP net income attributable to Focus Media of $23.2 million for the first quarter of 2010 and non-GAAP net income attributable to Focus Media of $28.2 million for the second quarter of 2009. Please see below section on “Use of non-GAAP financial measures” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income per ADS was $0.17, compared to a loss of $0.01 per ADS for the first quarter of 2010 and a loss of $0.18 per ADS in the second quarter of 2009.

● Non-GAAP net income per fully diluted ADS was $0.30, compared to $0.16 per fully diluted ADS for the first quarter of 2010, and $0.22 per fully diluted ADS for the second quarter of 2009.

Highlights for Balance Sheet and Cash Flow Results of Second Quarter 2010:

● Cash, cash equivalents and short-term investment was $588.3 million as of June 30, 2010, slightly declining from $598.6 million as of March 31, 2010 primarily due to cash spending in share repurchases.

● Net accounts receivable for the LCD display network, in-store network and poster frame network was $128.7 million as of June 30, 2010, an increase of 31% from $98.4 million as of March 31, 2010. Days sales outstanding on a rolling basis was 86 days in the second quarter of 2010 versus 96 days for the first quarter of 2010.

● Net accounts receivable for the Internet advertising services, traditional outdoor billboard network, and movie theater network was $73.4 million as of June 30, 2010, an increase of 9% from $67.4 million as of March 31, 2010 primarily due to higher net revenue in the second quarter of 2010 versus that in the first quarter of 2010.

● Net cash flow from operations in the second quarter of 2010 was $37.8 million, significantly increasing by 627% from $5.2 million for the first quarter of 2010.

● Capital expenditures were $3.8 million for the second quarter of 2010.

● Earn-out payments related to historical acquisitions paid in the second quarter of 2010 were $7.3 million, primarily attributable to the poster frame network.

Jason Jiang, the Chairman and the Chief Executive Officer of the Company said,” The first half of 2010 has seen a broad based recovery of the advertising market from the first half of 2009. According to Nielsen Research, the Chinese advertising market grew 15% year on year during the first half of 2010. The Company managed to grow the core business 24% year over year during the same period, indicating that we continue to gain market share in the Chinese advertising market. We are confident that as we further stabilize and strengthen our core business, we can strive to continue our market share gain in the second half of 2010.”

Kit Low, the Chief Financial Officer of the Company added, “In the second quarter of 2010, the Company achieved aggregate net revenue year on year growth in our LCD display, in-store and poster frame business of 22%, and quarter on quarter growth of 31%. GAAP net income and Non-GAAP net income for the second quarter of 2010 are $25.3 million and $44.3 million, respectively. The Company has improved its free cash flow generation, defined as operating plus investing cash flows, as compared to the first quarter of 2010. In the second quarter of 2010, the Company generated a net cash flow from operating cash flow and investing cash flow of $26.6 million. We will continue our focus to improve our free cash flow generation going forward.”

Second Quarter 2010 financial results

Advertising net revenue from the LCD display network was $72.5 million for the second quarter of 2010, representing an increase of 44% from $50.2 million for the first quarter of 2010 and an increase of 34% from $54.3 million for the second quarter of 2009.

Advertising net revenue from the poster frame network was $25.2 million for the second quarter of 2010, representing a slight increase of 2% from $24.8 million for the first quarter of 2010 and a slight decrease of 5% from $26.5 million for the second quarter of 2009.

Advertising net revenue from the in-store network was $10.9 million for the second quarter of 2010, increasing by 42% from $7.7 million from the first quarter of 2010 and by 21% from $9.0 million for the second quarter of 2009.

As of June 30, 2010, the total installed base of LCD displays in our LCD display network was 142,305 nationwide, including 137,071 displays through our directly owned networks, and 5,234 displays through our regional distributors, as compared to total LCD displays of 132,485 as of March 31, 2010. The total number of non-digital frames available for sale in our poster frame network was 238,689 as of June 30, 2010, as compared to 235,160 as of March 31, 2010. In addition, as of June 30, 2010, we had 35,835 digital frames installed in our poster frame network, as compared to 35,599 as of March 31, 2010. The total number of displays installed in our in-store network was 45,686 as of June 30, 2010, as compared to 40,848 as of March 31, 2010.

Internet advertising service net revenue was $35.7 million in the second quarter of 2010, increasing by 27% from $28.1 million for the first quarter of 2010 and by 43% from $25.0 million for the second quarter of 2009.

Advertising net revenue from the traditional outdoor billboard network and movie theater was $13.9 million for the second quarter of 2010, on par with $14.1 million for the first quarter of 2010 but decreasing by 6% from $14.8 million for the second quarter of 2009, primarily due to lower seasonal revenue from the movie theater network.

Non-GAAP gross profit from the LCD display network for the second quarter of 2010 was $59.3 million, representing an increase of 63% from $36.3 million for the first quarter of 2010 and an increase of 34% from $44.3 million for the second quarter of 2009.

Non-GAAP gross profit from the poster frame network for the second quarter of 2010 was $7.6 million, representing a decrease of 5% from $8.0 million for the first quarter of 2010, and a decrease of 44% from $13.6 million for the second quarter of 2009.

Non-GAAP gross profit from the in-store network for the second quarter of 2010 was $4.7 million, representing an increase of 96% from $2.4 million for the first quarter of 2010 and an increase of 62% from $2.9 million for the second quarter of 2009.

Non-GAAP gross profit from our Internet advertising services for the second quarter of 2010 was $10.1 million, representing an increase of 77%, from $5.7 million for the first quarter of 2010 and an increase of 166% from $3.8 million for the second quarter of 2009.

Non-GAAP gross profit from the traditional outdoor billboard network and movie theater network for the second quarter of 2010 was $3.5 million, representing a 26% decline, from $4.7 million for the first quarter of 2010 and from $4.7 million for the second quarter of 2009.

Non-GAAP operating expense for the second quarter of 2010 was $34.9 million, an increase of 22% from $28.7 million for the first quarter of 2010 and a decline of 11% from $39.1 million for the second quarter of 2009 primarily due to higher sales and marketing costs (resulted from higher advertising revenue).

Provision for income tax for the second quarter of 2010 was $5.7 million, which benefited from a downward adjustment of approximately $1.8 million from the first quarter of 2010 as the Company completed the application process and commenced the public announcement in the second quarter for High/New Technology Enterprise (“HNTE”) for one of its subsidiaries.

Net cash provided by operating activities for the second quarter of 2010 was $37.8 million.

Net cash used in investing activities for the second quarter was $11.2 million. In the second quarter of 2010, the Company incurred capital expenditures of $3.8 million and earn-out payments of $7.3 million.

Net cash used in financing activities for the second quarter was $39.3 million. In the second quarter of 2010, the Company transferred the cash deposit of $43.0 million to a broker for share repurchase, of which $36.7 million has been spent to repurchase the shares of the Company with the remaining $6.3 million for future share repurchase.

Business Outlook for Third Quarter 2010

Prior to the start of the third quarter of 2010, the core business of the Company consisted of the LCD display network, poster frame network and in-store network. The non-core business consisted of the traditional outdoor billboard network, Internet advertising services and the movie theater network. From the third quarter of 2010, the Company re-categorized the movie theater network from non-core business to core business and grouped it into the LCD display network when reporting. Following the re-categorization, the core business of the Company consists of the LCD display network, movie theater network, poster frame network and In-store network, and the non-core business of the Company consists of the traditional outdoor billboard network only (the Internet advertising services have been sold in the early part of third quarter of 2010).

On that basis, the Company provides the following guidance with respect to the third quarter ending September 30, 2010:

The net revenues for the core business (inclusive of movie theater network of $5 million for the third quarter of 2010 as compared to the net revenues of $3.5 million for the second quarter of 2010) are expected to be in the range of $120 -$123 million, the mid-point of which would represent quarter-on-quarter growth of 8% and year-on-year growth of 37%, or quarter-on-quarter growth of 7% and year-on-year growth of 36% excluding movie theater network’s assumed contribution . Net revenues for the non-core business (contribution through to the date of disposal of Internet advertising services of approximately $10 million) are expected to be in the range of $20 — $22 million. The Company’s non-GAAP net income is expected to be in the range of $48-$49 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 147 million, assuming no further share repurchases during the quarter.

In the second quarter of 2010, the Company completed the application process for HNTE for one of the Company’s subsidiaries.  The subsidiary has commenced the public announcement in the second quarter. As of second quarter’s press release date, the subsidiary successfully passed the 15 announcement days, and is currently waiting to receive the certificate.  The Company believes the subsidiary will obtain the certificate in 2010 and thus be eligible for a tax holiday (i.e. two-year tax exemption followed by a three-year 50% tax reduction).  With the application of 0% tax rate to that particular subsidiary effective from January 1, 2010, the expected effective tax rate for fiscal year 2010 for the Company will be 15%-16%.

The Company incurred cumulative earn-out payments of $22.5 million in the first half of 2010. Based on the existing business outlook, the Company expects earn-out payments remaining in the second half of 2010 to be no more than $15 million versus our previous guidance of cumulatively no more than $40 million for 2010.

Announced Share Repurchase Program

On August 3, 2010, Focus Media announced its intention to increase the size of its previously announced share repurchase program from $200 million to $300 million and to extend the termination date of the repurchase plan to June 2011 from February 2011. As of August 23, 2010, the Company has cumulatively spent $36.7 million in share repurchases.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of June 30, 2010, which was $1 to RMB 6.7909. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the second quarter of 2010, which was $1 to RMB 6.8335. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted EPS, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries and equity affiliates, impairment charges of long-lived assets and goodwill, write-off of receivables from ex-shareholders of disposed business and charges from expensing IPO expenditures as a result of termination of the IPO process of Allyes. Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended June 30, 2010
	GAAP	(1)	(2)	(3)	Non- GAAP
Gross Profit
LCD display network	58,044	283	1,021	—	59,348
Poster frame network	5,939	—	1,634	—	7,573
In-store network	4,745	—	—	—	4,745
Internet advertising	9,866	—	207	—	10,073
Movie theater and outdoor billboard network	3,040	—	443	—	3,483

Total Gross Profit	81,634	283	3,305	—	85,222

General and administrative	20,021	(11,400)	—	—	8,621
Selling and marketing	31,962	(1,244)	(1,177)	—	29,541
Other operating expenses (income), net	(1,719)	—	—	(1,524)	(3,243)

Total operating expense	50,264	(12,644)	(1,177)	(1,524)	34,919
Operating profit	31,370	12,927	4,482	1,524	50,303
Profit before tax	32,466	12,927	4,482	1,524	51,399
Net income attributable to Focus Media	25,336	12,927	4,482	1,524	44,269

Basic net income per ADS	0.18				0.31
Diluted net income per ADS	0.17				0.30
Shares used in calculating basic income per ADS	143,787,178				143,787,178

Shares used in calculating diluted income per ADS	148,162,497				148,162,497

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

	Three months ended March 31, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display network	35,210	280	839	—		36,329
Poster frame network	6,351	—	1,639	—		7,990
In-store network	2,443	—	—	—		2,443
Internet advertising	5,452	—	207	—		5,659
Movie theater and outdoor billboard network	4,216	—	442	—		4,658

Total Gross Profit	53,672	280	3,127	—		57,079

General and administrative	23,780	(11,290)	—	—	—	12,490
Selling and marketing	23,294	(1,232)	(1,187)	—	—	20,875
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating expenses (income), net	(4,675)	—	—	—	—	(4,675)

Total operating expense	48,135	(12,522)	(1,187)	(5,736)	—	28,690
Operating profit	5,537	12,802	4,314	5,736	—	28,389
Profit before tax	6,087	12,802	4,314	5,736	1,288	30,227
Net income (loss) attributable to Focus Media	(954)	12,802	4,314	5,736	1,288	23,186

Basic and diluted net income (loss) per ADS	(0.01)					0.16
Shares used in calculating basic loss per ADS	145,055,601					145,055,601

Shares used in calculating diluted loss per ADS	145,055,601					148,482,403

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Loss from disposal in investment of equity affiliate.

			Three months ended June 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	Non- GAAP
Gross Profit
LCD display network	43,668	667	—	-	—	—	44,335
Poster frame network	13,641	-	-	-	—	—	13,641
In-store network	2,942	-	6	-	—	—	2,948
Internet advertising	2,462	-	817	-	561	-	3,840
Movie theater and outdoor billboard network	3,877	-	868	-	—	—	4,745

Total Gross Profit	66,590	667	1,691	—	561	—	69,509

General and administrative	27,578	(3,721)	—	—	—	—	23,857
Selling and marketing	26,380	(6,309)	(1,130)	—	(247)	—	18,694
Impairment loss	25,773	—	—	—	(25,773)	—	—
Other operating expenses (income), net	244	—	—	(1,212)	—	(2,528)	(3,496)

Total operating Expense	79,975	(10,030)	(1,130)	(1,212)	(26,020)	(2,528)	39,055
Operating (loss) profit	(13,385)	10,697	2,821	1,212	26,581	2,528	30,454
Profit (loss) before tax	(12,093)	10,697	2,821	1,212	26,581	2,528	31,746
Net income (loss) attributable to Focus Media	(22,971)	10,697	4,280	1,212	32,447	2,528	28,193

Basic and diluted net income (loss) per ADS	(0.18)						0.22
Shares used in calculating basic loss per ADS	129,223,942						129,223,942

Shares used in calculating diluted loss per ADS	129,223,942						129,282,527

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of goodwill and other long-lived assets.
(5). Write-off of receivables from ex-shareholders of disposed business.

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Six months ended June 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP

Gross Profit
LCD display network	93,254	562	1,860	—	—	95,676
Poster frame network	12,290	—	3,273	—	—	15,563
In-store network	7,189	—	—	—	—	7,189
Internet advertising	15,318	—	414	—	—	15,732
Movie theater and outdoor billboard network	7,255	—	885	—	—	8,140

Total Gross Profit	135,306	562	6,432	—	—	142,300

General and administrative	43,802	(22,691)	—	—	—	21,111
Selling and marketing	55,256	(2,475)	(2,364)	—	—	50,417
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(6,394)	—	—	—	(1,524)	(7,918)

Total operating expense	98,400	(25,166)	(2,364)	(5,736)	(1,524)	63,610
Operating profit	36,906	25,728	8,796	5,736	1,524	78,690
Profit before tax	38,553	25,728	8,796	5,736	2,812	81,625
Net income attributable to Focus Media	24,382	25,728	8,796	5,736	2,812	67,454

Basic net income per ADS	0.17					0.47
Diluted net income per ADS	0.16					0.45

Shares used in calculating basic income per ADS	144,705,951					144,705,951

Shares used in calculating diluted income per ADS	149,081,270					149,081,270

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Loss from disposal of previously acquired business.

	Six months ended June 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	Non- GAAP
Gross Profit
LCD display network	66,368	913	—	—	—	—	—	67,281
Poster frame network	24,833	—	—	—	—	—	—	24,833
In-store network	5,019	—	15	—	—	—	—	5,034
Internet advertising	6,336	—	1,638	—	561	—	—	8,535
Movie theater and outdoor billboard network	8,925	—	1,840	—	—	—	—	10,765

Total Gross Profit	111,481	913	3,493	—	561	—	—	116,448

General and administrative	51,300	(8,480)	—	—	—	(2,466)	—	40,354
Selling and marketing	45,820	(9,426)	(2,340)	—	(247)	—	—	33,807
Impairment loss	35,044	—	—	—	(35,044)	—	—	—
Other operating (income), net	(3,105)	—	—	(1,212)	—	—	(2,528)	(6,845)

Total operating Expense	129,059	(17,906)	(2,340)	(1,212)	(35,291)	(2,466)	(2.528)	67,316
Operating (loss) profit	(17,578)	18,819	5,833	1,212	35,852	2,466	2,528	49,132
Profit (loss) before tax	(14,711)	18,819	5,833	1,212	35,852	2,466	2,528	51,999
Net income (loss) attributable to Focus Media	(28,666)	18,819	8,742	1,212	41,718	2,466	2,528	46,819

Basic and diluted net income (loss) per ADS	(0.22)							0.36

Shares used in calculating basic income per ADS	129,216,342							129,216,342

Shares used in calculating diluted income per ADS	129,216,342							129,277,356

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries.
(4). Impairment charges of goodwill and other long-lived assets.
(5). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.
(6). Write-off of receivables from ex-shareholders of disposed business.
CONFERENCE CALL

The Company will host a conference call to discuss the second quarter 2010 results at 9:00 p.m. U.S. Eastern Time on August 23, 2010 (6:00 p.m. U.S. Pacific Time on August 23, 2010 and 9:00 a.m. Beijing/Hong Kong Time on August 24, 2010). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.800.591.6923, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.617.614.4907; Pass code: 61351600.

A replay of the call will be available from August 24, 2010 12:00 am until August 31, 2010 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 43827029. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of June 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 142,000 LCD displays in its LCD display network and approximately 275,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2010-6-30	2010-3-31
ASSETS
Current assets
Cash and cash equivalents	588,252	598,561
Accounts receivable, net	202,059	165,830
Prepaid expenses and other current assets	31,468	32,688
Deposit paid for acquisition of subsidiaries	1,480	2,957
Rental deposits	47,431	37,129
Other current assets	3,393	3,770

Total current assets	874,083	840,935
Rental deposits, non-current	7,924	7,772
Equipment, net	69,464	71,913
Acquired intangible assets, net	43,188	47,471
Goodwill	415,019	410,372
Other long term assets	14,806	14,485
Total assets	1,424,484	1,392,948

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	66,888	58,853
Accrued expenses and other current liabilities	96,632	81,687
Income taxes payable	14,277	18,772
Amount due to related parties	5,362	175
Deferred tax liabilities	11,694	11,633

Total current liabilities	194,853	171,120
Deferred tax liabilities, non-current	5,952	5,902

Total liabilities	200,805	177,022

Equity
Ordinary shares	36	36
Additional paid in capital	1,867,533	1,891,351
Subscription receivable	(1,266)	(3,082)
Accumulated deficit	(722,846)	(748,180)
Accumulated other comprehensive income	63,554	60,209

Total Focus Media equity	1,207,011	1,200,334
Noncontrolling interests	16,668	15,592

Total equity	1,223,679	1,215,926

Total liabilities and equity	1,424,484	1,392,948

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended			Six months ended

	2010-6-30	2010-3-31	2009-6-30	2010-6-30	2009-6-30
Revenues
LCD display network	80,056	55,428	59,943	135,484	98,256
In-store network	11,997	8,488	9,900	20,485	16,915
Poster frame network	27,623	27,413	29,254	55,036	55,062
Movie theater and outdoor billboard network	14,379	14,672	15,030	29,051	34,876
Internet advertising	37,131	29,440	26,397	66,571	48,883

Total gross revenues	171,186	135,441	140,524	306,627	253,992
Less: Sales taxes	13,019	10,562	10,983	23,582	19,745

Total net revenue (note)	158,167	124,879	129,541	283,045	234,247

Cost of revenues
LCD display network	14,486	14,945	10,677	29,431	22,304
In-store network	6,123	5,219	6,025	11,341	10,292
Poster frame network	19,298	18,448	12,858	37,746	25,203
Movie theater and outdoor billboard network	10,833	9,922	10,886	20,755	25,048
Internet advertising	25,793	22,673	22,505	48,466	39,919

Total cost of revenues	76,533	71,207	62,951	147,739	122,766

Gross profit	81,634	53,672	66,590	135,306	111,481

Operating expenses
General and administrative	20,021	23,780	27,578	43,802	51,300
Selling and marketing	31,962	23,294	26,380	55,256	45,820
Impairment loss	—	5,736	25,773	5,736	35,044
Other operating expenses (income), net	(1,719)	(4,675)	244	(6,394)	(3,105)

Total operating expenses	50,264	48,135	79,975	98,400	129,059

Operating profit (loss)	31,370	5,537	(13,385)	36,906	(17,578)
Interest income	1,096	1,838	1,292	2,935	2,867
Non-operating expense	—	(1,288)	—	(1,288)	—
Income (loss) from continuing operations before income taxes	32,466	6,087	(12,093)	38,553	(14,711)
Provision for income taxes	5,665	6,678	5,849	12,343	8,832

Net income (loss) from continuing operations	26,801	(591)	(17,942)	26,210	(23,543)
Net loss from discontinued operations, net of tax	—	—	(4,806)	—	(4,880)

Net income (loss)	26,801	(591)	(22,748)	26,210	(28,423)
Less: Net income attributable to noncontrolling interests	1,465	363	223	1,828	243

Net income (loss) attributable to Focus Media	25,336	(954)	(22,971)	24,382	(28,666)

Net income (loss) per ADS
-basic	0.18	(0.01)	(0.18)	0.17	(0.22)

-diluted	0.17	(0.01)	(0.18)	0.16	(0.22)

Shares used in calculating basic loss per ADS	143,787,178	145,055,601	129,223,942	144,705,951	129,216,342

Shares used in calculating diluted loss per ADS	148,162,497	145,055,601	129,223,942	149,081,270	129,216,342

Note: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2010-6-30	2010-3-31	2009-6-30	2010-6-30	2009-6-30
Gross revenues
LCD display network	80,056	55,428	59,943	135,484	98,256
In-store network	11,997	8,488	9,900	20,485	16,915
Poster frame network	27,623	27,413	29,254	55,036	55,062
Movie theater and outdoor billboard network	14,379	14,672	15,030	29,051	34,876
Internet advertising	37,131	29,440	26,397	66,571	48,883

Total gross revenues	171,186	135,441	140,524	306,627	253,992

Less: Sales taxes
LCD display network	7,526	5,273	5,597	12,799	9,584
In-store network	1,129	826	933	1,955	1,604
Poster frame network	2,386	2,614	2,755	5,000	5,026
Movie theater and outdoor billboard network	506	534	268	1,041	903
Internet advertising	1,472	1,315	1,430	2,787	2,628

Total sales tax	13,019	10,562	10,983	23,582	19,745

Net revenues
LCD display network	72,530	50,155	54,346	122,685	88,672
In-store network	10,868	7,662	8,967	18,530	15,311
Poster frame network	25,237	24,799	26,499	50,036	50,036
Movie theater and outdoor billboard network	13,873	14,138	14,762	28,010	33,973
Internet advertising	35,659	28,125	24,967	63,784	46,255

Total net revenues	158,167	124,879	129,541	283,045	234,247

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Six months ended
	2010-6-30	2009-6-30	2010-6-30	2009-6-30
Operating activities:
Net income (loss)	26,801	(22,748)	26,210	(28,423)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expenses	(1,518)	11,240	337	18,520
Share-based compensation	12,927	10,697	25,728	18,819
Depreciation	7,428	671	15,071	1,164
Amortization of acquired intangible assets	4,482	4,280	8,796	8,742
Loss on disposal of equity interest of subsidiaries and impairment of other long-lived assets	1,545	115	2,833	(124)
Gain on earn-out payment renegotiation	—	1,052	—	—
Impairment charges for goodwill, acquired intangible assets and equipment	—	33,938	5,736	43,209
Others	80	113	115	(41)
Net changes in current assets and current liabilities, net of effects of acquisitions	(13,953)	(11,544)	(41,845)	(10,189)

Net cash provided by operating activities	37,792	27,814	42,981	51,677

Investing activities:
Purchase of equipment and other long-term assets	(3,849)	(2,787)	(4,925)	(8,814)
Earn-out payment paid to acquire subsidiaries	(7,325)	(61,446)	(22,538)	(67,799)
Proceeds received from the sale of short-term investments	-	-	29,290	574
Proceeds used in investment in short-term investments	-	(146)	—	(29,290)
Proceeds received from disposal fixed assets	142	195	142	197
Disposal of subsidiaries	(140)	—	2,789	(584)
Net cash received from/(used in) investing activities	(11,172)	(64,184)	4,758	(105,716)

Financing activities:
Cash used for share repurchase	(36,715)	—	(36,715)	—
Cash deposit for share repurchase	(6,301)	—	(6,301)	—
Capital injection from minority shareholders	1,924	—	10,968	—
Proceeds from issuance of ordinary shares, net of issuance costs	1,819	—	1,819	143
Net cash provided by/(used in) financing activities	(39,273)	—	(30,229)	143

Effect of exchange rate changes	2,344	672	2,583	(1,136)

Net increase (decrease) in cash and cash equivalents	(10,309)	(35,698)	20,093	(55,032)
Cash and cash equivalents, beginning of period	598,561	403,582	568,159	422,916

Cash and cash equivalents, end of period	588,252	367,884	588,252	367,884

Supplemental disclosure of cash flow information:
Income taxes paid	9,367	3,728	23,940	8,581

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Accounts payable	7,178	1,842	7,178	1,842